FROM : Securities Services 309-2579 PHONE NO. : 604 807 5658 Dec. 08 2003 02:06PM P1

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Colle [redacted] al information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of t... s of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the req... ecurities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to an... julatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact th... which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

03045105

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC BOOKER MINERALS INC.

12g 82-1984

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 11 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

SUPPL

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: STEVENSON

GIVEN NAMES: JOHN PAUL

NO / STREET / APT: 1702-1166 ALBERNI ST.

CITY: VANCOUVER

PROV: BC.   POSTAL CODE: V6E3Z3

BUSINESS TELEPHONE NUMBER: 604-681-8556

BUSINESS FAX NUMBER: 604-687-5995

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
WARRANTS	10000							10000	1	
OPTIONS	135000							135000	1	
COMMON	12808							12808	2	DIACAN VENTURES
COMMON	15464	27 11 03	10		4000	3.51		150641	1	
		27 11 03	10		200	3.60		150441	1	
		28 11 03	10		800	3.60		149641	1	
		02 12 03	10		1000	3.78		148641	1	

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

03 DEC -9 ... 7:21

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

BOX 6. REMARKS

I own 100% of Diacan Ventures.

dw 12/17

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): PAUL STEVENSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 08 12 03

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 8 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE